UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-40786

Sigma Lithium Corporation
(Translation of registrant's name into English)

181, Bay Street, Suite 4400
Toronto, Ontario, M5J 2T3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [X]

EXHIBIT INDEX

Exhibit	Description

99.1	Management’s discussion and analysis for the nine-month period ended september 30, 2026
99.2	Condensed Interim Consolidated Financial Statements for the nine-month period ended september 30, 2026
99.3	Press Release dated November 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sigma Lithium Corporation
(Registrant)

Date: November 12, 2026	/s/ Ana Cristina Cabral
Ana Cristina Cabral
Chief Executive Officer